Exhibit 99.1

New Volvo V60 with Westport Technology on View at World Gas Conference

~ New System Available on 2016 Volvo Drive-E Family Engines ~

VANCOUVER, May 29, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles,  today announced  the opportunity to view Westport's new combustion technology in Volvo Car Group's new Drive-E powertrain bi-fuel engine at the World Gas Conference (WGC)  in Paris, France from June 1 to 5 (www.wgc2015.org).

Volvo Cars is the first OEM to feature the new Westport system. It will be used on Volvo's new two-litre, direct injection, four-cylinder Drive-E powertrain family, which will be available on the Volvo V60 and V70 2016 models.

"This is the first chance for fleets and industry leaders outside of Sweden to have a look at the new powertrain that combines Volvo's new Drive-E petrol engine with Westport's gas technology in a highly efficient bi-fuel engine," said Anders Johansson, Managing Director, Westport Sweden. "We're excited to showcase Westport's turnkey solution that includes technology research and development, production, installation and market support."

Part of the Volvo Engine Architecture family – ranked as one of the best engine families in the world – this engine offers 245 HP and 350NM in torque with emissions as low as 40g CO2/km (according to the Swedish Transport Administration's calculation method for BIOMETHAN), and is expected to be one of the greenest, most powerful natural gas engines in the world.

Fleets and dealers interested in the new Volvo V60 who won't be attending World Gas Conference can also get a chance to see the vehicle during several stops as it drives from Göteborg, Sweden to Paris from May 29 to 31. For more information about dates and times, please visit the Westport blog, fuel for thought.

Westport is already seeing considerable interest in the vehicles featuring bi-fuel operation with high performance gasoline direct injection, coupled with Westport's new natural gas combustion technology.

Currently the Volvo Bi-Fuel has been sold only in Sweden; however, Westport is open to introducing this model in other markets in Europe depending on customer demand, and will be showcasing the vehicle at a number of dealerships in Belgium and Germany before and after WGC.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, Westport, T: 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 05:00e 29-MAY-15